Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2013	2012	2011	2010	2009
Earnings
Income (loss) from continuing operations before income taxes	$3,712	$3,302	$3,617	$3,694	$(2,208)
Net (income) attributable to noncontrolling interests	(81)	(78)	(53)	(63)	(1)
Income (loss) from continuing operations before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	3,631	3,224	3,564	3,631	(2,209)
Fixed charges, excluding interest on deposits	349	484	480	519	530
Income (loss) from continuing operations before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	3,980	3,708	4,044	4,150	(1,679)
Interest on deposits	105	154	241	131	172
Income (loss) from continuing operations before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$4,085	$3,862	$4,285	$4,281	$(1,507)
Fixed charges
Interest expense, excluding interest on deposits	$238	$380	$363	$414	$421
One-third net rental expense (a)	111	104	117	105	109
Total fixed charges, excluding interest on deposits	349	484	480	519	530
Interest on deposits	105	154	241	131	172
Total fixed charges, including interests on deposits	$454	$638	$721	$650	$702
Preferred stock dividends	$64	$18	$—	$—	$87
Total fixed charges and preferred stock dividends, excluding interest on deposits	$413	$502	$480	$519	$617
Total fixed charges and preferred stock dividends, including interest on deposits	$518	$656	$721	$650	$789

Earnings to fixed charges ratios
Excluding interest on deposits	11.40	7.66	8.43	8.00	(3.17)	(c)
Including interest on deposits	9.00	6.05	5.94	6.59	(2.15)	(c)

Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	9.64	7.39	8.43	8.00	(2.72)	(c)
Including interest on deposits	7.89	5.89	5.94	6.59	(1.91)	(c)
(a)    The proportion deemed representative of the interest factor.

(b)
Dividends were paid in 2013 and 2012 on the Series A and Series C preferred stock, which were issued in 2012. Dividends paid in 2013 also include the Series D preferred stock, which was issued in 2013. Dividends were paid in 2009 on the Series B preferred stock, which was issued in 2008 and repurchased in 2009.

(c)    Earnings were insufficient to cover fixed charges by $2,209 million.